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                                                                    Exhibit 99.2
                           CONFIDENTIALITY AGREEMENT

     In consideration of the disclosure of certain confidential information, Dycom Industries, Inc. (Company) and Arguss Communications, Inc. (Arguss) (together, the Parties) agree to the following:

1. The Parties will hold in confidence all non-public information obtained from the Parties (Information), including the fact that discussions concerning a possible purchase or sale may be conducted, unless they are required to disclose by law. The Parties acknowledge that the Information is confidential and proprietary and that it has been disclosed for the purpose of assessing the prospective purchase/sale of the Parties.

2. The Information shall not be disclosed to anyone, except to employees of the Parties or professionals used by the Parties to evaluate the Information disclosed for the purpose of negotiating a purchase/sale. The Parties acknowledge that the disclosure of this Information to unauthorized persons can cause harm.

3. In the event that the Parties choose not to continue discussions, or upon either Party's request, the other Party shall return all written Information and will not retain any copies or other reproductions thereof.

4. This agreement shall terminate upon the consummation of a transaction between the Parties or within a reasonable period after the return of the Information.

The Parties agree to the terms contained in this Agreement as of December 11, 2001.

Arguss Communications, Inc.



BY:  /s/ Rainer H. Bosselmann
   ------------------------------
   Its: Chief Executive Officer


Dycom Industries, Inc.



BY:  /s/ Steven E. Nielsen
   ------------------------------
   Its: President and
        Chief Executive Officer